SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2014 to March 31, 2014)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2” AND “Q3” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	June 2012	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
October 2012
March 2013
June 2013
October 2013
June 2012
	October 2012	AA-	Korea Investors Service, Inc. (AAA ~ D)
June 2013
October 2013
	March 2014	AA
	June 2012	AA-	Korea Ratings Corporation (AAA ~ D)
March 2013
June 2013
	March 2014	AA

(1)	Domestic credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2014)

There were no changes to our issued capital stock during the year reporting period ended March 31, 2014.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of March 31, 2014)

(Unit: share)

Description		Number of shares
A. Total number of shares issued:	Common shares	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)	2013	2012	2011
Par value (Won)	5,000	5,000	5,000
Profit (loss) for the period (million Won) (1)	99,672	28,549	(991,032)
Earnings per share (Won) (2)	279	80	(2,770)

Total cash dividend amount for the period (million Won)	—	—	—

Total stock dividend amount for the period (million Won)	—	—	—

Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%) (3)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (share)	—	—	—

(1)	Profit (loss) for the period based on separate K-IFRS.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2014, we operated TFT-LCD and OLED production facilities and a research center in Paju, Korea and TFT-LCD production facilities in Gumi, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2014, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2014 Q1 consolidated operating results highlights

(Unit: In billions of Won)

2014 Q1	Display business
Sales Revenue	5,588
Gross Profit	664
Operating Profit (Loss)	94

B.	Industry

(1)	Industry characteristics and growth potential

•	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in tablet and smartphone products in the rapidly evolving IT environment has been growing very quickly. The display market for televisions has shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a. Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b. Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c. Japan: Japan Display, Sharp, Panasonic LCD, etc.

d. China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2014 Q1	2013	2012
Panels for Televisions (1)	22.5%	24.7%	25.2%
Panels for Monitors	32.3%	34.0%	32.3%
Panels for Notebook Computers (2)	32.7%	32.3%	32.1%
Panels for Tablet Computers	24.2%	32.0%	40.3%

Total	25.4%	27.8%	28.4%

Source: DisplaySearch

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including next generation display panels with three-dimensional (“3D”), IPS, copper line, touch screens and various other competitive technologies. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired diverse technical skills and have established a supply chain management system that enables us to provide one-stop solutions. Based on the strength of our IPS and copper line technologies, we have been able to maintain our strength in the market for television panels. With respect to our OLED business, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved OLED panels for televisions and curved plastic OLED panels for smartphones and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2014 Q1 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	4,943 (88.5%	)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	645 (11.5%	)

Total					5,588 (100.0%	)

- Period: January 1, 2014 ~ March 31, 2014.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the first quarter of 2014 decreased by approximately 3% from the fourth quarter of 2013, largely as a result of a decrease in the shipment of small- to medium-sized products and the effect of such decrease on our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to change in market conditions.

(Unit: US$ / m2)

Description	2014 Q1	2013 Q4	2013 Q3	2013 Q2
Display panel (1)(2)	628	697	678	657

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)
Display	Raw materials	Glass	Display panel manufacturing	455	14.2%
		Backlight		774	24.2%
		Polarizer		571	17.8%
		Others		1,399	43.8%

Total				3,199	100.0%

- Period: January 1, 2014 ~ March 31, 2014.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2014 Q1(1)	2013(2)	2012(2)
Display	Display panel	Gumi, Paju	2,069	8,562	9,195

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2014 Q1	2013	2012
Display	Display panel	Gumi, Paju	1,923	7,670	7,853

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2014 Q1	Actual working hours in 2014 Q1	Average utilization ratio
Gumi	2,160 (1) (90 days) (2)	2,144 (1) (89.3 days) (2)	99.3%
Paju	2,160 (1) (90 days) (2)	2,160 (1) (90.0 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2014, we expect our capital expenditures to be approximately in the mid-W3 trillions in anticipation of funding the production of OLED and LTPS-based display panels and other future display products while maintaining and making improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2014 Q1	2013	2012
Display	Products, etc.	Display panel	Overseas (1)	4,943	24,341	27,280
			Korea (1)	645	2,692	2,150

			Total	5,588	27,033	29,430

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of March 31, 2014, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our OLED and other market leading television panels and increased the proportion of sales of our differentiated television panels, such as our ultra-high definition (“Ultra HD”) and large television panels, in our product mix.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, Hydis Technologies, AU Optronics, Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE and CSOT.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investments, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of March 31, 2014, we had not entered into any such contract for currency related derivative products.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro and the Japanese Yen.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term debt obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2014 Q1	2013	2012
Material Cost		138,611	586,901	494,422
Labor Cost		166,742	500,705	412,805
Depreciation Expense		64,922	319,854	259,467
Others		45,206	267,320	206,093

Total R&D-Related Expenditures		415,481	1,674,780	1,372,787

Accounting Treatment (1)	Selling & Administrative Expenses	289,974	1,095,727	785,111
	Manufacturing Cost	92,292	456,818	389,451
	Development Cost (Intangible Assets)	33,215	122,235	198,225
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.4%	6.2%	4.7%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements. Previous to this quarterly report, they were recognized in accordance with their respective sources of cost.

B.	R&D achievements

Achievements in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

•	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guiding plate

•	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

•	Development of a 14.0-inch HD+ 72% color reproduction rate model

•	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch full high-definition (“FHD”) glasses-free 3D notebook product

•	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

•	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

•	Simplified panel production process by application of AH-IPS 4Mask technology

•	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

•	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

•	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

•	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

•	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

•	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

•	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

•	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

•	Achieved thickness of 2.85t

•	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

•	Touch Concept: GF2, Touch IC In-House

•	Reduced cost by applying TMIC

•	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

•	Reduced cost and power consumption by applying AH-IPS + DRD-Z

•	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

•	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on a mass produced passenger car

•	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

•	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

•	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch Ultra HD display panel product

•	a-Si based 1G 1D Ultra HD panel with steady charging

•	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

•	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

•	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

•	Applied heat resistant structure without heat sink

•	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

•	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

•	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

•	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

•	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

•	Double-sided adhesive used to secure the position of the panel and backlight

•	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

•	Ultra-high resolution WQSXGA+ (239 PPI)

•	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

•	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA)

•	320 PPI high resolution AH-IPS display panel

•	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

•	Simplified circuit structure for HD TV by applying DRD technology (source driver integrated circuits (“D-IC”) reduced from 4ea g 2ea)

24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

•	Co-designed TV model that integrates LCM and the front cover in a single body

•	Differentiated set bezel design

25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

•	Borderless on the top and left/right sides with a borderless like bottom design

26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

•	Utilizes WRGB OLED technology with a thickness of 4.45 mm

27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

•	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

•	Direct bonding multi-sourcing in response to customer demand

28)	Development of 23.8-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

•	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

•	Developed even black matrix structure on all four sides

Achievements in 2013

1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

11)	Developed 19.5-inch HD+ ultra-light monitor product

•	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

•	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

•	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

•	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

•	High luminance (800 nit) and high color gamut (70%)

•	Developed T-con with improved reliability and resolution

14)	Developed 49-inch FHD four sided borderless like product

•	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

•	Developed new resin technology to apply to the bottom base decoration

15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

•	Achieved life like colors with WCG by combining panel and optical technologies

•	Developed differentiated case top set design

16)	Developed our first 60-inch FHD product

•	Achieved narrow panel bezel size (7.8 mm)

•	New size in our product lineup

17)	Developed the world’s first 23.8-inch Ultra HD monitor product

•	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

•	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

•	Developed high luminance dual LED array structure

18)	Expanded product lineup of 21:9 screen aspect ratio monitors

•	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

•	Borderless on three sides by removing case top

19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

•	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

•	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

•	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

•	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

21)	Introduced product applying PPP LGP to maximize light collimation

•	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

•	Used 2 sheet structure to reduce thickness

22)	Developed 12.3-inch FHD full cluster automotive product

•	The world’s first full cluster product to apply IPS technology

•	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

•	Applied the highest resolution (1920 x 720), at the time, for clusters

23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

•	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

•	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

10.	Intellectual Property

As of March 31, 2014, our cumulative patent portfolio (including patents that have already expired) included a total of 25,096 patents, consisting of 12,523 in Korea and 12,573 in other countries.

11.	Environmental Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In 2010, we were designated by the Korean government as one of the companies subject to greenhouse gas emission and energy consumption targets under the Framework Act on Low Carbon, Green Growth. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the 2013 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2014 after it was certified by Lloyd’s Register Quality Assurance, a government-designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2013	2012	2011
Greenhouse gases	6,922	6,161	5,928
Energy	61,092	61,169	53,223

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our air pollution, toxic materials and waste water. In February 2013, to reduce costs and ensure safe water quality, we entered into a contract with a specialist company to operate our waste water treatment facilities. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing, Yantai and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we received certification from BSI Group Korea in November 2011 and ISO 5001 certification in December 2013 for our green management system. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of March 31, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current assets	7,316,308	7,731,788	8,914,685	7,858,065	8,840,433
Quick assets	5,117,464	5,798,547	6,524,678	5,540,695	6,625,216
Inventories	2,198,844	1,933,241	2,390,007	2,317,370	2,215,217
Non-current assets	14,282,636	13,983,496	15,540,826	17,304,866	15,017,225
Investments in equity accounted investees	411,512	406,536	402,158	385,145	325,532
Property, plant and equipment, net	12,139,482	11,808,334	13,107,511	14,696,849	12,815,401
Intangible assets	464,697	468,185	497,602	535,114	539,901
Other non-current assets	1,266,945	1,300,441	1,533,555	1,687,758	1,336,391

Total assets	21,598,944	21,715,284	24,455,511	25,162,931	23,857,658

Current liabilities	7,793,803	6,788,919	9,206,158	9,911,434	8,881,829
Non-current liabilities	3,089,319	4,128,945	5,009,173	5,120,469	3,914,862

Total liabilities	10,883,122	10,917,864	14,215,331	15,031,903	12,796,691

Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(111,964)	(91,674)	(69,370)	12,181	(35,298)
Retained earnings	6,580,689	6,662,655	6,238,989	6,063,359	7,031,163
Non-controlling interest	206,905	186,247	30,369	15,296	24,910

Total equity	10,715,822	10,797,420	10,240,180	10,131,028	11,060,967

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the three months ended March 31, 2012		For the three months ended March 31, 2011		For the three months ended March 31, 2010
Revenue	5,587,698	6,803,240	6,183,676		5,365,516		5,876,347
Operating profit (loss)	94,281	151,288	(211,173	) (1)	(254,546	) (1)	790,179	(1)
Operating profit from continuing operations	(81,968)	3,487	(129,233)		(115,426)		648,625
Profit (loss) for the period	(81,968)	3,487	(129,233)		(115,426)		648,625
Profit (loss) attributable to:
Owners of the Company	(79,951)	3,899	(128,464)		(115,189)		649,066
Non-controlling interest	(2,017)	(412)	(769)		(237)		(441)
Basic earnings (loss) per share	(223)	11	(359)		(322)		1,814
Diluted earnings (loss) per share	(223)	11	(359)		(322)		1,732
Number of consolidated entities	19	18	20		18		16

(1)	Restated to retroactively adopt amendment to K-IFRS No. 1001 Presentation of Financial Statements in the presentation of operating profit. Under the amendment, which was adopted for our financial statements for the interim and annual periods since December 31, 2012, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of March 31, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current assets	6,704,732	6,877,367	8,432,253	7,326,764	8,499,873
Quick assets	5,022,911	5,290,725	6,484,308	5,414,054	6,739,908
Inventories	1,681,821	1,586,642	1,947,945	1,912,710	1,759,965
Non-current assets	13,217,723	13,767,226	15,369,335	16,947,200	14,658,125
Investments	1,821,627	1,820,806	1,468,778	1,386,313	1,279,831
Property, plant and equipment, net	9,792,318	10,294,740	12,004,435	13,522,553	11,688,061
Intangible assets	453,078	461,620	488,663	479,510	483,260
Other non-current assets	1,150,700	1,190,060	1,407,459	1,558,824	1,206,973

Total assets	19,922,455	20,644,593	23,801,588	24,273,964	23,157,998

Current liabilities	7,223,656	6,754,175	9,132,943	9,485,333	8,453,869
Non-current liabilities	3,087,947	4,127,993	5,007,525	5,101,714	3,833,454

Total liabilities	10,311,603	10,882,168	14,140,468	14,587,047	12,287,323

Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113

Reserves	(680)	(305)	(893)	(3,944)	(7,795)

Retained earnings	5,571,340	5,722,538	5,621,821	5,650,669	6,838,278

Total equity	9,610,852	9,762,425	9,661,120	9,686,917	10,870,675

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the three months ended March 31, 2012		For the three months ended March 31, 2011		For the three months ended March 31, 2010
Revenue	5,534,134	6,568,525	5,955,719		5,051,751		5,840,744
Operating profit (loss)	(1,687)	68,578	(263,116	) (1)	(317,540	) (1)	692,217	(1)
Operating profit (loss) from continuing operations	(148,992)	(57,634)	(175,078)		(154,350)		599,044
Profit (loss) for the period	(148,992)	(57,634)	(175,078)		(154,350)		599,044
Basic earnings (loss) per share	(416)	161	(489)		(431)		1,674
Diluted earnings (loss) per share	(416)	161	(489)		(431)		1,596

(1)	Restated to retroactively adopt amendment to K-IFRS No. 1001 Presentation of Financial Statements in the presentation of operating profit. Under the amendment, which was adopted for our financial statements for the interim and annual periods since December 31, 2012, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.

C.	Consolidated subsidiaries (as of March 31, 2014)

Company	Primary Business	Location	Equity Interest
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%

D.	Status of equity investments (as of March 31, 2014)

Company	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	375,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,834,206,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	992,062,354	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	525,016,000	April 19, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY	50,353,677	December 27, 2010	51%
LG Display U.S.A. Inc.	US$	10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN	111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	￦	800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd. (1)	CNY	2,646,023,882	December 27, 2012	70%
Unified Innovative Technology, LLC (2)	US$	4,000,000	March 21, 2014	100%
Suzhou Raken Technology Co., Ltd.	CNY	636,973,649	October 7, 2008	51%

Company	Investment Amount		Initial Equity Investment Date	Equity Interest
Paju Electric Glass Co., Ltd.	￦	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦	14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦	6,172,728,120	June 9, 2008	16%
New Optics Ltd.	￦	12,199,600,000	July 30, 2008	46%
LIG ADP Co., Ltd.	￦	6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦	11,900,000,000	May 22, 2009	21%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16 (3)	￦	20,939,282,659	December 7, 2009	31%
Can Yang Investment Ltd.	US$	15,300,000	January 27, 2010	9%
YAS Co., Ltd.	￦	10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	￦	30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦	10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	￦	2,000,000,000	April 10, 2012	20%

(1)	In January 2014, we invested CNY333 million in LG Display (China) Co., Ltd. The investment did not affect our percentage interest.
(2)	In March 2014, we invested US$4 million and established United Innovative Technology, LLC, a wholly owned subsidiary. In April 2014, we an additional investment of US$5 million. The additional investment did not affect our percentage interest.
(3)	In January and March 2014, we received distributions of ￦1,035 million and ￦921 million, respectively, as return of principal from our investments in LB Gemini New Growth Fund No. 16. In March 2014, we invested ￦324 million in the fund. The investment did not affect our percentage interest.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2014	2013	2012
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	910 (326) (2)	910 (325) (2)	850 (285) (2)
Time required	3,315	16,202	16,792

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

Not applicable.

14.	Board of Directors

A.	Members of the board of directors

As of March 31, 2014 our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of March 31, 2014)

Name	Date of birth	Position	Experience (including current position)	First elected
Sang Beom Han	June 18, 1955	Representative Director (non-outside), Chief Executive Officer and President	Head of LG Display TV Business Division	March 9, 2012
Sangdon Kim (1)	October 20, 1962	Director (non-outside), Chief Financial Officer and Senior Vice President	Chief Financial Officer and Senior Vice President of Serveone; Head of Jeong-Do Management Department of LG Uplus	March 7, 2014
Yu Sig Kang (2)	November 3, 1948	Director (non-standing)	Representative Director of LG Corp.	March 11, 2011
Tae Sik Ahn	March 21, 1956	Outside Director	Professor, School of Business Administration, Seoul National University	March 12, 2010
Jin Jang (3)	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011
Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012
Joon Park	October 30, 1954	Outside Director	Professor, School of Law, Seoul National University	March 8, 2013

(1)	Sangdon Kim was elected as a non-outside director at our general meeting of shareholders held on March 7, 2014.
(2)	Yu Sig Kang was reelected as a non-standing director at our general meeting of shareholders held on March 7, 2014.
(3)	Jin Jang was reelected as a non-standing director at our general meeting of shareholders held on March 7, 2014.

B.	Committees of the board of directors

As of March 31, 2014, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(as of March 31, 2014)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Joon Park, Jin Jang
Outside Director Nomination	1 non-standing director and 2 outside directors	Yu Sig Kang, Tae Sik Ahn, Dong Il Kwon
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

C.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•	Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2014): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2014): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2014:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	4,204	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of March 31, 2014:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	25,237,480	7.1%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2014 Q1

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (4)
Non-outside directors	3	813	(3)	271
Outside directors who are not audit committee members	1	17		17
Outside directors who are audit committee members	3	50		17

Total	7	880		—

(1)	Number of directors as at March 31, 2014.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended March 31, 2014.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2014 Q1

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	604	—

•	Method of calculation

Name		Method of calculation
Sang Beom Han	•	Total remuneration: ￦604 million (consisting of ￦242 million in salary and ￦362 million in bonus).
	•	Salary and bonus amounts determined by the HR personnel policy for executive directors.

(3)	Stock options

Not applicable.

B.	Employees

As of March 31, 2014, we had 33,205 employees (excluding our executive officers). On average, our male employees have served 6.4 years and our female employees have served 4.6 years. The total amount of salary paid to our employees for the three months ended March 31, 2014 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦418,340 million for our male employees and ￦113,133 million for our female employees. The following table provides details of our employees as of March 31, 2014

(Unit: person, in millions of Won, year)

	Number of employees (1)	Total salary in 2014 Q1 (2) (3) (4)	Total salary per capita (5)	Average years of service
Male	23,681	418,340	18	6
Female	9,524	113,133	12	5

Total	33,205	531,473	16	6

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2014 was ￦86,912 million and the per capita welfare benefit provided was ￦2.6 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,763, female: 9,740) for the three months ended March 31, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2014 and the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed consolidated interim financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

We audited the consolidated statement of financial position as of December 31, 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 19, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
May 2, 2014

This report is effective as of May 2, 2014 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note	March 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	9	￦	550,122	1,021,870
Deposits in banks	9		1,470,573	1,301,539
Trade accounts and notes receivable, net	9,16,19		2,573,566	3,128,626
Other accounts receivable, net	9		85,360	89,545
Other current financial assets	9		937	919
Inventories	5		2,198,844	1,933,241
Prepaid income taxes			5,002	4,066
Other current assets			431,904	251,982

Total current assets			7,316,308	7,731,788

Investments in equity accounted investees	6		411,512	406,536
Other non-current financial assets	9		45,499	46,259
Property, plant and equipment, net	7,20		12,139,482	11,808,334
Intangible assets, net	8,20		464,697	468,185
Deferred tax assets	21		956,534	1,037,000
Other non-current assets			264,912	217,182

Total non-current assets			14,282,636	13,983,496

Total assets		￦	21,598,944	21,715,284

Liabilities
Trade accounts and notes payable	9,19	￦	2,965,129	2,999,522
Current financial liabilities	9,10		1,298,532	907,942
Other accounts payable	9,19		2,010,100	1,454,339
Accrued expenses			437,501	491,236
Income tax payable			50,586	46,777
Provisions	17		185,537	200,731
Advances received	16		805,694	656,775
Other current liabilities			40,724	31,597

Total current liabilities			7,793,803	6,788,919

Non-current financial liabilities	9,10		2,466,603	2,994,837
Non-current provisions			4,580	5,005
Defined benefit liabilities, net	14		386,095	319,087
Long-term advances received	16		192,384	427,397
Deferred tax liabilities	21		214	119
Other non-current liabilities			39,443	382,500

Total non-current liabilities			3,089,319	4,128,945

Total liabilities			10,883,122	10,917,864

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(111,964)	(91,674)
Retained earnings			6,580,689	6,662,655

Total equity attributable to owners of the Controlling Company			10,508,917	10,611,173

Non-controlling interests			206,905	186,247

Total equity			10,715,822	10,797,420

Total liabilities and equity		￦	21,598,944	21,715,284

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won, except earnings (loss) per share)	Note	2014		2013

Revenue	19,20	￦	5,587,698	6,803,240
Cost of sales	5,11,19		(4,923,867)	(6,098,978)

Gross profit			663,831	704,262

Selling expenses	12		(157,880)	(166,125)
Administrative expenses	12		(121,696)	(127,653)
Research and development expenses			(289,974)	(259,196)

Operating profit			94,281	151,288

Finance income	15		28,680	57,208
Finance costs	15		(57,063)	(133,346)
Other non-operating income	13		181,953	336,818
Other non-operating expenses	13		(227,805)	(374,538)
Equity in income of equity accounted investees, net			8,552	3,326

Profit before income tax			28,598	40,756
Income tax expense	21		(110,566)	(37,269)

Profit (loss) for the period			(81,968)	3,487

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of the net defined benefit liability	14		(2,719)	(166)
Related income tax			704	(51)

			(2,015)	(217)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		830	824
Foreign currency translation differences for foreign operations			(22,994)	48,890
Share of loss from sale of treasury stocks by associates			(365)	(256)
Related income tax			74	(52)

			(22,455)	49,406

Other comprehensive income (loss) for the period, net of income tax			(24,470)	49,189

Total comprehensive income (loss) for the period		￦	(106,438)	52,676

Profit (loss) attributable to:
Owners of the Controlling Company		￦	(79,951)	3,899
Non-controlling interests			(2,017)	(412)

Profit (loss) for the period		￦	(81,968)	3,487

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		￦	(102,256)	49,991
Non-controlling interests			(4,182)	2,685

Total comprehensive income (loss) for the period		￦	(106,438)	52,676

Earnings (loss) per share
Basic earnings (loss) per share	22	￦	(223)	11

Diluted earnings (loss) per share	22	￦	(223)	11

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Cumulative net gain on sales of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	3,899	(412)	3,487

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	716	—	—	—	716
Remeasurements of the net defined benefit liability, net of tax		—	—	—	—	—	(217)	—	(217)
Exchange differences on translating foreign operations, net of tax		—	—	—	—	45,849	—	3,097	48,946
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(256)	—	—	—	—	(256)

Total other comprehensive income (loss)		—	—	(256)	716	45,849	(217)	3,097	49,189

Total comprehensive income (loss) for the period	￦	—	—	(256)	716	45,849	3,682	2,685	52,676

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	—	—	—	—	52,039	52,039

Balances at March 31, 2013	￦	1,789,079	2,251,113	292	650	(24,003)	6,242,671	85,093	10,344,895

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	—	—	(79,951)	(2,017)	(81,968)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	949	—	—	—	949
Remeasurements of the net defined benefit liability, net of tax		—	—	—	—	—	(2,015)	—	(2,015)
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(20,874)	—	(2,165)	(23,039)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(365)	—	—	—	—	(365)

Total other comprehensive income (loss)		—	—	(365)	949	(20,874)	(2,015)	(2,165)	(24,470)

Total comprehensive income (loss) for the period	￦	—	—	(365)	949	(20,874)	(81,966)	(4,182)	(106,438)

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	—	—	—	—	24,840	24,840

Balances at March 31, 2014	￦	1,789,079	2,251,113	(619)	1,521	(112,866)	6,580,689	206,905	10,715,822

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Profit (loss) for the period		￦	(81,968)	3,487
Adjustments for:
Income tax expense	21		110,566	37,269
Depreciation	11		864,215	1,048,775
Amortization of intangible assets	11		56,444	68,451
Gain on foreign currency translation			(25,973)	(96,881)
Loss on foreign currency translation			46,976	174,328
Expenses related to defined benefit plans	14		64,905	39,582
Impairment loss on intangible assets			286	1,157
Gain on disposal of property, plant and equipment			(2,765)	(2,870)
Loss on disposal of property, plant and equipment			295	159
Finance income			(13,927)	(12,933)
Finance costs			43,166	102,243
Equity in income of equity method accounted investees, net			(8,552)	(3,326)
Other income			(7,281)	(292)
Other expenses			49,331	43,943

			1,177,686	1,399,605

Change in trade accounts and notes receivable			452,340	347,211
Change in other accounts receivable			11,966	91,351
Change in other current assets			(171,337)	(80,997)
Change in inventories			(265,603)	(138,566)
Change in other non-current assets			(61,428)	(13,041)
Change in trade accounts and notes payable			(41,248)	(111,973)
Change in other accounts payable			(1,896)	(173,289)
Change in accrued expenses			(35,300)	33,715
Change in other current liabilities			16,756	(2,008)
Change in other non-current liabilities			3,972	5
Change in provisions			(34,051)	(56,574)
Change in defined benefit liabilities, net			(807)	(1,489)

			(126,636)	(105,655)

Cash generated from operating activities			969,082	1,297,437
Income taxes paid			(26,352)	(35,364)
Interests received			6,233	8,476
Interests paid			(38,742)	(45,049)

Net cash provided by operating activities		￦	910,221	1,225,500

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from investing activities:
Dividends received		￦	—	300
Proceeds from withdrawal of deposits in banks			231,176	100,000
Increase in deposits in banks			(400,210)	(530,034)
Acquisition of investments in equity accounted investees			(324)	—
Proceeds from disposal of investments in equity accounted investees			3,589	1,116
Acquisition of property, plant and equipment			(1,041,001)	(1,025,070)
Proceeds from disposal of property, plant and equipment			10,352	5,457
Acquisition of intangible assets			(63,168)	(48,749)
Government grants received			2,006	956
Proceeds from collection of short-term loans			—	2
Acquisition of other non-current financial assets			(2,152)	(674)
Proceeds from disposal of other non-current financial assets			2,957	10,354

Net cash used in investing activities			(1,256,775)	(1,486,342)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,163,680	84,185
Repayments of short-term borrowings			(792,164)	(89,890)
Proceeds from issuance of debentures			—	288,820
Proceeds from long-term debt			—	162,405
Repayments of long-term debt			(503,618)	—
Repayments of current portion of long-term debt and debentures			(22,360)	(235,588)
Capital contribution from non-controlling interest			24,840	52,039

Net cash provided by (used in) financing activities			(129,622)	261,971

Net increase (decrease) in cash and cash equivalents			(476,176)	1,129
Cash and cash equivalents at January 1			1,021,870	2,338,661
Effect of exchange rate fluctuations on cash held			4,428	11,862

Cash and cash equivalents at March 31		￦	550,122	2,351,652

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of March 31, 2014, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2014, there are 21,597,254 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2014

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	375
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD TV sets	CNY	82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	525
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY	99
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN	112
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd. (*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	3,780
Unified Innovative Technology, LLC (*2)	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	4

(*1)	In January 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ￦57,961 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Controlling Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%, respectively, as of December 31, 2013 to March 31, 2014.
(*2)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC, a wholly owned subsidiary of the Controlling Company, founded for the management of intellectual property, with an investment of ￦4,283 million.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2013.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on April 22, 2014.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2013, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The Group has applied the amendment to K-IFRS No. 1032, Financial Instruments: Presentation, effective January 1, 2014. The amendment improves application guidance of K-IFRS No.1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. There is no impact of applying this amendment on the condensed consolidated interim financial statements for the three-month period ended March 31, 2014.

Amendment to K-IFRS No. 1036, Impairment of Assets

The Group has applied the amendment to K-IFRS No. 1036, Impairment of Assets, effective January 1, 2014. The amendment improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the condensed consolidated interim financial statements for the three-month period ended March 31, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2013.

5.	Inventories

Inventories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014		December 31, 2013
Finished goods	￦	896,307	733,987
Work-in-process		643,145	605,718
Raw materials		291,305	261,947
Supplies		368,087	331,589

	￦	2,198,844	1,933,241

For the three-month periods ended March 31, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows;

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	4,923,867	6,098,978
Including: inventory write-downs		267,087	173,312
Including: reversal and usage of inventory write-downs		(211,363)	(135,720)

6.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of March 31, 2014 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV set	￦	134,410
Global OLED Technology, LLC	Herndon, U.S.A.	33%	December 31	December 2009	Manage and license OLED patents		30,430
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs		83,247
TLI Inc.	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs		5,368
AVACO Co., Ltd.	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		10,751
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		38,804
LIG ADP Co., Ltd.	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,358
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	December 31	June 2008	Manufacture LED back light unit packages		23,009
LB Gemini New Growth Fund No. 16 (*1)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		19,337
Can Yang Investments Limited	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		10,913
YAS Co., Ltd.	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		10,565
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,717
AVATEC Co., Ltd.	Daegu, South Korea	16%	December 31	August 2000	Process and sell glass for FPDs		16,603
Glonix Co., Ltd.	Gimhae, South Korea	20%	December 31	October 2006	Manufacture and sell LCD		—

						￦	411,512

(*1)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January and March 2014, the Controlling Company received ￦1,035 million and ￦921 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*2)	In March 2014, the Controlling Company disposed of investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,633 million and recognized ￦156 million for the difference between the amount received and the carrying amount as finance cost.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2014 and 2013, the Group purchased property, plant and equipment of ￦1,231,327 million and ￦524,150 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦9,837 million and 4.46%, and ￦2,484 million and 4.81% for the three-month periods ended March 31, 2014 and 2013, respectively. Also, for the three-month periods ended March 31, 2014 and 2013, the Group disposed of property, plant and equipment with carrying amounts of ￦7,882 million and ￦2,746 million, respectively, and recognized ￦2,765 million and ￦295 million as gain and loss, respectively, on disposal of property, plant and equipment for the three-month period ended March 31, 2014 (gain and loss for the three-month period ended on March 31, 2013: ￦2,870 million and ￦159 million, respectively).

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2014 and December 31, 2013 are ￦163,874 million and ￦163,243 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won)
	March 31, 2014		December 31, 2013

Cash and cash equivalents	￦	550,122	1,021,870
Deposits in banks		1,470,573	1,301,539
Trade accounts and notes receivable, net		2,573,566	3,128,626
Other accounts receivable, net		85,360	89,545
Available-for-sale financial assets		2,846	2,838
Deposits		20,773	21,439
Other non-current financial assets		9,357	8,831

	￦	4,712,597	5,574,688

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2014 and December 31, 2013 by geographic region was as follows:

(In millions of won)
	March 31, 2014		December 31, 2013

Domestic	￦	290,380	264,703
Euro-zone countries		231,812	302,920
Japan		135,139	111,397
United States		690,215	1,048,005
China		673,044	784,597
Taiwan		374,835	438,929
Others		178,141	178,075

	￦	2,573,566	3,128,626

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of March 31, 2014 and December 31, 2013 was as follows:

(In millions of won)
	March 31, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	2,563,078	(248)	3,091,184	(317)
Past due 1-15 days		7,305	(2)	30,005	(8)
Past due 16-30 days		3,307	—	7,504	(1)
Past due 31-60 days		62	(2)	82	(1)
Past due more than 60 days		69	(3)	181	(3)

	￦	2,573,821	(255)	3,128,956	(330)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

(In millions of won)
	2014		2013

Balance at the beginning of the period	￦	330	1,019
Reversal of bad debt expense		(75)	(689)

Balance at the reporting date	￦	255	330

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities:
Secured bank loan	￦	26,720	27,007	27,007	—	—	—	—
Unsecured bank loans		1,103,318	1,123,717	438,764	204,933	260,134	218,761	1,125
Unsecured bond issues		2,635,097	2,851,247	353,115	385,371	1,089,844	1,022,917	—
Trade accounts and notes payables		2,965,129	2,965,129	2,965,129	—	—	—	—
Other accounts payable		1,660,914	1,660,993	1,638,293	22,700	—	—	—
Other non-current liabilities		32,612	33,627	—	—	25,553	8,074	—

	￦	8,423,790	8,661,720	5,422,308	613,004	1,375,531	1,249,752	1,125

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2014 and December 31, 2013 is as follows:

(In millions)	March 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	141	1,050	769	16	23	53	—
Trade accounts and notes receivable	2,014	160	1,378	—	—	19	—
Other accounts receivable	4	11	66	1	3	—	—
Long-term other accounts receivable	9	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	346	20	7	—	—	1
Trade accounts and notes payable	(1,502)	(25,950)	(1,728)	—	—	—	—
Other accounts payable	(254)	(5,941)	(2,221)	(9)	(30)	(6)	—
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,047)	—	—	—	—	—	—

Net exposure	(634)	(30,324)	(1,717)	15	(4)	66	1

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts and notes payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

9.	Financial Instruments, Continued

Average exchange rates applied for the three-month periods ended March 31, 2014 and 2013 and the exchange rates at March 31, 2014 and December 31, 2013 are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	March 31, 2014	December 31, 2013
USD	￦	1,069.00	1,084.24	1,068.80	1,055.30
JPY		10.39	11.76	10.39	10.05
CNY		175.39	174.21	172.30	174.09
TWD		35.32	36.80	35.04	35.32
EUR		1,465.08	1,431.21	1,469.39	1,456.26
PLN		350.33	344.63	352.27	351.11
SGD		842.45	876.43	849.10	832.75

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of March 31, 2014 and December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(28,662)	(16,642)	15,198	22,224
JPY (5 percent weakening)		(12,854)	(9,071)	(11,007)	(7,526)
CNY (5 percent weakening)		(14,559)	(754)	(6,267)	(515)
TWD (5 percent weakening)		28	—	28	(4)
EUR (5 percent weakening)		(699)	1,188	250	1,877
PLN (5 percent weakening)		1,102	210	669	494
SGD (5 percent weakening)		26	26	31	—

A stronger won against the above currencies as of March 31, 2014 and December 31, 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	2,023,541	2,326,247
Financial liabilities		(2,639,537)	(3,156,590)

	￦	(615,996)	(830,343)

Variable rate instruments
Financial liabilities	￦	(1,125,598)	(746,189)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2014 and December 31, 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2014
Variable rate instruments	￦	(5,557)	5,557	(5,557)	5,557

December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	March 31, 2014			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets(*)	￦	13,632	13,632	14,235	14,235

Assets carried at amortized cost
Cash and cash equivalents	￦	550,122	550,122	1,021,870	1,021,870
Deposits in banks		1,470,573	1,470,573	1,301,539	1,301,539
Trade accounts and notes receivable		2,573,566	2,573,566	3,128,626	3,128,626
Other accounts receivable		85,360	85,360	89,545	89,545
Deposits		20,773	20,773	21,439	21,439
Other non-current financial assets		9,357	9,357	8,831	8,831

	￦	4,709,751	4,709,751	5,571,850	5,571,850

Liabilities carried at amortized cost
Secured bank loans	￦	26,720	26,720	26,383	26,383
Unsecured bank loans		1,103,318	1,103,224	1,241,981	1,266,521
Unsecured bond issues		2,635,097	2,695,100	2,634,415	2,689,697
Trade accounts and notes payable		2,965,129	2,965,129	2,999,522	2,999,522
Other accounts payable		1,660,914	1,660,336	1,374,664	1,374,719
Other non-current liabilities		32,612	32,046	9,879	9,959

	￦	8,423,790	8,482,555	8,286,844	8,366,801

(*)	Investments in equity instruments that do not have a quoted price in an active market, and whose fair value cannot be reliably measured are measured at cost and excluded from the disclosure of fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2014 are as follows:

(In millions of won)
	March 31, 2014	December 31, 2013
Intellectual Discovery Co., Ltd.	2,673	2,673

9.	Financial Instruments, Continued

(iii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	March 31, 2014	December 31, 2013

Debentures, loans and borrowings	2.70%~3.53%	2.81%~3.84%

(iv)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
March 31, 2014
Assets
Available-for-sale financial assets	￦	13,632	—	—	13,632

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,235	—	—	14,235

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	March 31, 2014		December 31, 2013
Total liabilities	￦	10,883,122	10,917,864
Total equity		10,715,822	10,797,420
Cash and deposits in banks (*1)		2,020,695	2,323,409
Borrowings (including bonds)		3,765,135	3,902,779
Total liabilities to equity ratio		102%	101%
Net borrowings to equity ratio (*2)		16%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014		December 31, 2013
Current
Short-term borrowings	￦	392,576	21,090
Current portion of long-term debt		905,956	886,852

	￦	1,298,532	907,942

Non-current
Won denominated borrowings	￦	6,323	503,968
Foreign currency denominated borrowings		464,928	495,991
Bonds		1,995,352	1,994,878

	￦	2,466,603	2,994,837

(b)	Short-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2014 (%)	March 31, 2014		December 31, 2013
Korea Exchange Bank and others (*)	0.48~0.65	￦	382,522		—
Industrial and Commercial Bank of China and others	0.73~3.54		9,964		21,000
Woori Bank	3.00		90		90

Foreign currency equivalent		USD	367	USD	15
			—	CNY	31

		￦	392,576		21,090

(*)	The Group recognized ￦763 million as interest expense in relation to the above short-term borrowings during the three-month period ended March 31, 2014.

(c)	Won denominated long-term debt as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2014 (%)	March 31, 2014		December 31, 2013
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	10,678	11,932
Korea Development Bank and others	—		—	496,632

Less current portion of long-term debt			(4,355)	(4,596)

		￦	6,323	503,968

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2014 (%)(*)	March 31, 2014		December 31, 2013
Kookmin Bank and others	3ML+0.90~1.90, 6ML+1.78	￦	726,784		738,710

Foreign currency equivalent		USD	680	USD	700

Less current portion of long-term debt			(261,856)		(242,719)

		￦	464,928		495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2014 (%)	March 31, 2014		December 31, 2013

Won denominated bonds (*)
Publicly issued bonds	April 2014~ November 2018	2.90~5.89	￦	2,640,000	2,640,000
Less discount on bonds				(4,903)	(5,585)
Less current portion				(639,745)	(639,537)

			￦	1,995,352	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Changes in inventories	￦	(265,603)	(138,566)
Purchases of raw materials, merchandise and others		2,920,064	3,974,948
Depreciation and amortization		920,659	1,117,226
Outsourcing fees		235,971	102,351
Labor cost		741,762	684,001
Supplies and others		230,952	228,048
Utility		184,884	185,262
Fees and commissions		110,768	117,389
Shipping costs		55,940	81,449
Advertising		26,608	16,083
After-sale service expenses		21,165	22,754
Taxes and dues		16,345	19,180
Travel		14,639	12,752
Others		316,186	257,389

	￦	5,530,340	6,680,266

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

Certain expenses for the three-month period ended March 31, 2013 were reclassified to conform to the classification for the three-month period ended March 31, 2014.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Salaries	￦	64,136	59,424
Expenses related to defined benefit plans		9,148	5,497
Other employee benefits		17,629	16,165
Shipping costs		44,894	60,213
Fees and commissions		40,216	50,977
Depreciation		22,525	24,734
Taxes and dues		4,559	7,998
Advertising		26,608	16,083
After-sale service		21,165	22,754
Rent		5,304	6,147
Insurance		3,229	3,610
Travel		5,768	4,747
Training		2,025	3,548
Others		12,370	11,881

	￦	279,576	293,778

Certain expenses for the three-month period ended March 31, 2013 were reclassified to conform to the classification for the three-month period ended March 31, 2014.

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Rental income	￦	1,935	2,154
Foreign currency gain		167,728	328,809
Gain on disposal of property, plant and equipment		2,765	2,870
Reversal of allowance for doubtful accounts for other receivables		—	292
Commission earned		—	643
Others		9,525	2,050

	￦	181,953	336,818

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Other bad debt expense	￦	288	25
Foreign currency loss		190,882	346,224
Loss on disposal of property, plant and equipment		295	159
Impairment loss on intangible assets		286	1,157
Donations		3,332	1,387
Expenses related to legal proceedings or claims and others		32,722	25,586

	￦	227,805	374,538

14.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit plans as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	866,658	807,738
Fair value of plan assets		(480,563)	(488,651)

	￦	386,095	319,087

14.	Employee Benefits, Continued

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current service cost	￦	39,137	37,476
Past service cost		21,990	—
Net interest cost		3,778	2,106

	￦	64,905	39,582

(c)	Plan assets as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Guaranteed deposits in banks	￦	480,563	488,651

As of March 31, 2014, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of the net defined benefit liability included in other comprehensive income (loss) for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013

Remeasurements of the net defined benefit liability	￦	(2,719)	(166)
Income tax		704	(51)

Remeasurements of the net defined benefit liability, net of income tax	￦	(2,015)	(217)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Finance income
Interest income	￦	14,036	9,634
Foreign currency gain		14,639	44,323
Gain on disposal of investments in equity accounted investees		—	3,251
Gain on disposal of available-for-sale financial assets		5	—

	￦	28,680	57,208

Finance costs
Interest expense	￦	27,252	46,758
Foreign currency loss		19,398	79,406
Loss on sale of trade accounts and notes receivable		3,271	5,504
Loss on early redemption of debt		6,986	—
Loss on disposal of investments in equity accounted investees		156	1,678

	￦	57,063	133,346

(b)	Finance income and costs recognized in other comprehensive income for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Net change in fair value of available-for-sale financial assets	￦	830	824
Tax effect		119	(108)

Finance income recognized in other comprehensive income after tax	￦	949	716

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,813 million (￦1,938,247 million) and JPY 5,000 million (￦51,937 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2014, accounts and notes receivable amounting to USD 358 million (￦382,522 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

16.	Commitments, Continued

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—
	Standard Chartered Bank	USD	73	78,022		—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	250	267,200	USD	28	30,030
	Citibank	USD	100	106,880		—	—
	Hongkong & Shanghai Banking Corp.	USD	250	267,200	USD	182	194,920
LG Display Taiwan Co., Ltd.	Taishin International Bank	USD	1,006	1,075,213	USD	42	44,588
	BNP Paribas	USD	170	181,696	USD	37	39,470
	Chinatrust Commercial Bank	USD	160	171,008	USD	4	3,801
	Citibank	USD	222	237,274		—	—
	Standard Chartered Bank	USD	280	299,264	USD	5	5,840
	Sumitomo Mitsui Banking Corporation	USD	220	235,136	USD	116	124,098
	Hongkong & Shanghai Banking Corp.	USD	65	69,472	USD	15	16,164
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	130	138,944	USD	107	114,673
	Hongkong & Shanghai Banking Corp.	USD	55	58,784	USD	26	27,717
	Standard Chartered Bank	USD	50	53,440		—	—
	Bank of China Limited		Not applicable		USD	19	20,661
LG Display Shenzhen Co., Ltd.	Bank of China Limited		Not applicable		USD	31	33,694
	Standard Chartered Bank		Not applicable		USD	11	11,318
LG Display Germany GmbH	Citibank	USD	170	181,696	USD	126	134,765
	BNP Paribas	USD	87	92,986	USD	37	39,620
	Commerzbank AG and others		Not applicable		USD	15	15,516
LG Display America, Inc.	Australia and New Zealand Banking Group Limited	USD	80	85,504		—	—
	Standard Chartered Bank	USD	50	53,440		—	—

16.	Commitments, Continued

Factoring and securitization of accounts receivable, Continued

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
	Citibank	USD	300	320,640	USD	166	177,111
	Sumitomo Mitsui Banking Corporation	USD	180	192,384	USD	149	158,870
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	96,192	USD	10	10,624

		USD	3,915	4,184,353	USD	1,126	1,203,480

		USD	3,988		USD	1,126

		KRW	100,000	4,362,375		—	1,203,480

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2014, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 15 million (￦16,032 million) with Korea Exchange Bank, USD 15 million (￦16,032 million) with China Construction Bank, JPY 1,000 million (￦10,387 million) with Woori Bank, USD 100 million (￦106,880 million) with Bank of China, USD 60 million (￦64,128 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦32,064 million) with Hana Bank and USD 30 million (￦32,064 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦9,085 million) and EUR 210 million (￦308,572 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦7,271 million), CNY 880 million (￦151,624 million), TWD 6 million (￦210 million) and PLN 0.2 million (￦70 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦64,128 million) and JPY 8,000 million (￦83,098 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of March 31, 2014, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

16.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of March 31, 2014 the Controlling Company’s balance of advances received from a customer amount to USD 880 million (￦940,544 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 180 million (￦192,384 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,720 million) from the Export-Import Bank of Korea, the Controlling Company provided part of its OLED machinery as pledged assets.

17.	Legal proceedings

(a)	Patent infringements

Industrial Technology Research Institute of Taiwan

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Controlling Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Controlling Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, on June 28, 2013, ITRI appealed the USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). The Controlling Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the USITC is not statutorily authorized to award damages in Section 337 investigations and the Controlling Company and LG Display America, Inc. do not anticipate any assessment of damages by the USITC regardless of the final outcome of the investigation.

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the U.S. District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement.

17.	Legal proceedings, Continued

The Controlling Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust investigations and litigations

In January 2010, the Controlling Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. To date, the investigation by the Secretariat of Economic Law of Brazil is ongoing. The timing and amount of outflows are uncertain and the outcome depends upon the investigation proceedings.

In December 2011, the Korea Fair Trade Commission (the “KFTC”) imposed a fine of ￦31,378 million after finding that the Controlling Company and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In February 2014, the Seoul High Court annulled the fining decision of the KFTC. In March 2014, the KFTC filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. Any future recovery of the previously paid fine will be recognized when it is virtually certain.

In the United States, direct purchaser class plaintiffs, indirect purchaser class plaintiffs, and several state attorneys general and individual plaintiffs filed complaints against the Controlling Company and other TFT-LCD panel manufacturers alleging violation of the U.S. antitrust laws and related state laws. The Controlling Company is currently defending actions brought by Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed against the Controlling Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been stayed. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of March 31, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to March 31, 2014.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of March 31, 2014 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 6.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of March 31, 2014 and December 31 2013 are as follows:

Classification	March 31, 2014	December 31, 2013
	ADP System Co., Ltd.	ADP System Co., Ltd.
Subsidiaries of Associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	LG Innotek Huizhou Co., Ltd	LG Innotek (Guangzhou) Co., Ltd.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

19.	Related Parties, Continued

Classification	March 31, 2014	December 31, 2013
	LG Electronics Taiwan Taipei Co., Ltd. LG Electronics Shenyang Inc. LG Electronics RUS, LLC	LG Electronics Taiwan Taipei Co., Ltd. LG Electronics Shenyang Inc. LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	Inspur LG Digital Mobile Communications Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	Hi Logistics Europe B.V.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics (China) Co., Ltd.	Hi Logistics Europe B.V.
	LG Electronics Alabama Inc.	Hi Logistics (China) Co., Ltd.

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term benefits	￦	445	791
Expenses related to the defined benefit plan		69	687

	￦	514	1,478

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	54,820	—	—	28,420	—

19.	Related Parties, Continued

(In millions of won)	2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	1,263	11,673	—	2,406	651
LIG ADP Co., Ltd.		—	273	5,623	—	7
TLI Inc.		—	15,010	—	—	627
AVACO Co., Ltd.		41	270	70,592	—	344
AVATEC Co., Ltd.		—	14	—	14,160	43
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	1,468
Paju Electric Glass Co., Ltd.		—	178,867	—	—	1,077
Shinbo Electric Co., Ltd.		3,679	172,137	—	24,963	37
Narenanotech Corporation		—	46	912	—	757
Glonix Co., Ltd		—	4,402	—	—	114
ADP System Co., Ltd.		—	180	208	—	29
YAS Co., Ltd.		—	404	2,009	—	28

	￦	4,983	383,276	79,344	41,529	5,182

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	541,287	6,830	38,843	—	5,766

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	18,714	—	—	—	—
LG Electronics Vietnam Co., Ltd.		9,670	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,639	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing Display Co., Ltd.		126,877	—	—	—	—
LG Electronics RUS, LLC		99,102	—	—	—	—
LG Electronics do Brasil Ltda.		132,378	—	—	—	73
Hi Business Logistics Co., Ltd.		10	—	—	—	7,339
LG Innotek Co., Ltd.		733	115,237	—	—	2,496
LG Hitachi Water Solutions Co., Ltd.		—	—	10,301	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		31,843	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		29,872	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		47,963	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		93,395	—	—	—	—
LG Electronics Shenyang Inc.		23,110	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,984	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		196,582	—	—	—	86
LG Electronics Wroclaw Sp. z o.o.		219,195	—	—	—	15
HiEntech Co., Ltd.		—	—	—	—	6,131
Others		111	804	—	—	1,416

	￦	1,048,178	116,041	10,301	—	17,556

	￦	1,649,268	506,147	128,488	69,949	28,504

19.	Related Parties, Continued

(In millions of won)	2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	100,571	—	—	27,726	—

Associates and their subsidiaries
New Optics Ltd.	￦	—	39,832	—	1,118	315
LIG ADP Co., Ltd.		—	191	1,979	—	162
TLI Inc.		—	13,794	—	—	2
AVACO Co., Ltd.		—	219	6,283	—	1,456
AVATEC Co., Ltd.		—	—	—	11,510	104
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	125
Paju Electric Glass Co., Ltd.		—	199,095	—	—	880
Shinbo Electric Co., Ltd.		—	177,542	—	4,227	11
Narenanotech Corporation		300	159	2,266	—	222
Glonix Co., Ltd		—	754	—	—	85
ADP System Co., Ltd.		—	233	92	—	121
YAS Co., Ltd.		—	943	27,903	—	32

	￦	300	432,762	38,523	16,855	3,515

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	527,479	13,774	17,726	—	4,251

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	24,219	—	—	—	—
LG Electronics Vietnam Co., Ltd.		13,504	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Thailand Co., Ltd.		23,223	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		100,275	—	—	—	103
LG Electronics RUS, LLC		133,211	—	—	—	—
LG Electronics do Brasil Ltda.		72,670	838	—	—	9
Hi Business Logistics Co., Ltd.		10	—	—	—	6,733
LG Innotek Co., Ltd.		1,961	121,170	—	—	481
Inspur LG Digital Mobile Communications Co., Ltd.		15,753	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		75,288	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		134,716	—	—	—	—
LG Electronics Shenyang Inc.		42,726	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		18,676	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		244,257	—	—	—	74
LG Electronics Wroclaw Sp. z o.o.		250,087	—	—	—	—
Others		637	6,279	—	—	2,854

	￦	1,151,213	128,287	—	—	10,254

	￦	1,779,563	574,823	56,249	44,581	18,020

Related parties’ transaction amounts for the three-month period ended March 31, 2013 were represented to conform to the classification for the three-month period ended March 31, 2014.

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2014		December 31, 2013	March 31, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	64,869	66,855	53,241	104,119

Associates
New Optics Ltd.	￦	1,474	—	16,329	8,998
LIG ADP Co., Ltd.		—	—	6,489	1,649
TLI Inc.		—	—	16,312	10,418
AVACO Co., Ltd.		—	—	35,862	15,390
AVATEC Co., Ltd.		—	—	4,673	10,041
AVATEC Electronics Yantai Co., Ltd.		—	—	1,674	1,122
Paju Electric Glass Co., Ltd.		—	—	118,545	108,379
Shinbo Electric Co., Ltd.		3,948	4,562	188,712	165,823
Narenanotech Corporation		—	—	1,886	1,766
Glonix Co., Ltd.		—	—	1,969	1,987
ADP System Co., Ltd.		—	—	459	1,410
YAS Co., Ltd.		—	—	2,685	17,156

	￦	5,422	4,562	395,595	344,139

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2014		December 31, 2013	March 31, 2014	December 31, 2013
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	383,185	278,165	73,663	74,085

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	11,415	7,414	—	—
LG Electronics Vietnam Co., Ltd.		7,815	8,827	—	—
LG Electronics Thailand Co., Ltd.		10,842	10,141	—	—
LG Electronics RUS, LLC		21,651	91,018	—	—
LG Innotek Co., Ltd.		2	3	131,831	84,727
Qingdao LG Inspur Digital Communication Co., Ltd.		31,842	24,671	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		31,550	15,824	—	—
LG Electronics Mexicali, S.A. DE C.V.		6,170	1,649	—	—
LG Electronics Mlawa Sp. z o.o.		45,518	55,908	—	—
LG Electronics Nanjing Display Co., Ltd.		118,746	79,978	17	216
LG Electronics Shenyang Inc.		22,150	25,578	—	—
LG Electronics Taiwan Taipei Co., Ltd		4,228	3,334	—	—
LG Electronics Reynosa, S.A. DE C.V.		41,064	5,027	—	—
LG Electronics Wroclaw Sp. z o.o.		52,437	11,736	—	—
LG Electronics do Brasil Ltda.		10,236	1,750	22	—
LG Hitachi Water Solutions Co., Ltd.		—	—	11,966	1,867
Others		92	104	9,230	5,717

	￦	415,758	342,962	153,066	92,527

	￦	869,234	692,544	675,565	614,870

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2014 and 2013.

(a)	Revenue by geography

(In millions of won)
Region	Revenue
	2014		2013
Domestic	￦	644,697	690,065
Foreign
China		3,036,726	3,822,765
Asia (excluding China)		736,782	657,963
United States		484,261	710,693
Europe		685,232	921,754

Sub total	￦	4,943,001	6,113,175

Total	￦	5,587,698	6,803,240

Sales to Company A and Company B constituted 31% and 23% of total revenue, respectively, for the three-month period ended March 31, 2014 (the three-month period ended March 31, 2013: 28% and 26%). The Group’s top ten end-brand customers together accounted for 80% of sales for the three-month period ended March 31, 2014 (the three-month period ended March 31, 2013: 78%).

(b)	Non-current assets by geography

(In millions of won)
Region	March 31, 2014			December 31, 2013
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	￦	9,791,277	453,088	10,293,502	461,635
Foreign
China		2,203,895	6,535	1,367,276	5,440
Others		144,310	5,074	147,556	1,110

Sub total		2,348,205	11,609	1,514,832	6,550

Total	￦	12,139,482	464,697	11,808,334	468,185

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(millions of won)
Product	Revenue
	2014		2013
Panels for:
TFT-LCD televisions	￦	2,283,596	2,909,797
Desktop monitors		1,122,805	1,406,881
Tablet products		584,314	974,876
Notebook computers		677,510	641,641
Mobile and others		919,473	870,045

	￦	5,587,698	6,803,240

Revenue by product for the three-month periods ended March 31, 2013 were reclassified to conform to the classification for the three-month periods ended March 31, 2014.

21.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current tax expense	￦	29,227	35,474
Deferred tax expense		81,339	1,795

Income tax expense	￦	110,566	37,269

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2014 and December 31, 2013 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2014		December, 31, 2013	March, 31, 2014	December, 31, 2013	March, 31, 2014	December, 31, 2013
Other accounts receivable, net	￦	—	—	(474)	(2,476)	(474)	(2,476)
Inventories, net		19,893	18,866	—	—	19,893	18,866
Available-for-sale financial assets		217	98	—	—	217	98
Defined benefit liabilities, net		89,891	72,709	—	—	89,891	72,709
Investments in equity accounted investees		4,674	2,972	—	—	4,674	2,972
Accrued expenses		82,620	83,571	—	—	82,620	83,571
Property, plant and equipment		192,233	189,422	—	—	192,233	189,422
Intangible assets		—	—	(1,002)	(1,207)	(1,002)	(1,207)
Provisions		10,688	11,460	—	—	10,688	11,460
Gain or loss on foreign currency translation, net		295	282	(953)	(957)	(658)	(675)
Others		17,044	13,473	(218)	(171)	16,826	13,302
Tax losses carryforwards		110,972	110,550	—	—	110,972	110,550
Tax credit carryforwards		430,440	538,289	—	—	430,440	538,289

Deferred tax assets (liabilities)	￦	958,967	1,041,692	(2,647)	(4,811)	956,320	1,036,881

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2014.

Income tax expense for the three-month period ended March 31, 2014 includes the effects of the increase in the minimum tax rate from 16% to 17% when measuring the amount of tax credit related deferred tax assets, and the effects of municipal corporate income tax rule amendments on certain deferred tax assets, both of which became effective January 1, 2014.

22.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In won and No. of shares)	2014		2013

Profit (loss) attributable to owners of the Controlling Company	￦	(79,951,218,508)	3,899,143,341
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (loss) per share	￦	(223)	11

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share from January 1, 2013 to March 31, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month periods ended March 31, 2014 and 2013.

23.	Subsequent event

The Controlling Company publicly issued the following debentures after March 31, 2014:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
April 8, 2014	April 8, 2017	3.14%	￦	180,000
April 8, 2014	April 8, 2019	3.45%		120,000

			￦	300,000

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2014, the condensed separate interim statements of comprehensive loss, changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed separate interim financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

We audited the separate statement of financial position as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 19, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 2, 2014

This report is effective as of May 2, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note	March 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	9	￦	270,948	253,059
Deposits in banks	9		1,470,000	1,301,176
Trade accounts and notes receivable, net	9, 16, 19		2,957,569	3,543,193
Other accounts receivable, net	9		82,631	59,806
Inventories	5		1,681,821	1,586,642
Prepaid income taxes			3,674	3,665
Other current assets			238,089	129,826

Total current assets			6,704,732	6,877,367

Investments	6		1,821,627	1,820,806
Other non-current financial assets	9		38,417	40,905
Property, plant and equipment, net	7		9,792,318	10,294,740
Intangible assets, net	8		453,078	461,620
Deferred tax assets	20		851,360	936,000
Other non-current assets			260,923	213,155

Total non-current assets			13,217,723	13,767,226

Total assets		￦	19,922,455	20,644,593

Liabilities
Trade accounts and notes payable	9, 19	￦	3,156,029	3,482,120
Current financial liabilities	9, 10		1,288,478	886,852
Other accounts payable	9, 19		1,358,868	1,050,586
Accrued expenses			420,592	476,040
Income tax payable			85	—
Provisions	17		184,705	199,737
Advances received	16		775,422	627,997
Other current liabilities			39,477	30,843

Total current liabilities			7,223,656	6,754,175

Non-current financial liabilities	9, 10		2,466,603	2,994,837
Non-current provisions			4,580	5,005
Defined benefit liabilities, net	14		385,659	318,696
Long-term advances received	16		192,384	427,397
Other non-current liabilities			38,721	382,058

Total non-current liabilities			3,087,947	4,127,993

Total liabilities			10,311,603	10,882,168

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(680)	(305)
Retained earnings			5,571,340	5,722,538

Total equity			9,610,852	9,762,425

Total liabilities and equity		￦	19,922,455	20,644,593

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won, except earnings (loss) per share)	Note	2014		2013

Revenue	19	￦	5,534,134	6,568,525
Cost of sales	5, 11, 19		(5,059,797)	(6,019,364)

Gross profit			474,337	549,161

Selling expenses	12		(94,468)	(123,086)
Administrative expenses	12		(93,240)	(100,692)
Research and development expenses			(288,316)	(256,805)

Operating profit (loss)			(1,687)	68,578

Finance income	15		15,115	18,761
Finance costs	15		(48,992)	(105,910)
Other non-operating income	13		133,943	287,483
Other non-operating expenses	13		(172,066)	(312,655)

Loss before income tax			(73,687)	(43,743)
Income tax expense	20		(75,305)	(13,891)

Loss for the period			(148,992)	(57,634)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of the net defined benefit liability	14		(2,910)	210
Related income tax			704	(51)

			(2,206)	159
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		(494)	446
Related income tax			119	(108)

			(375)	338

Other comprehensive income (loss) for the period, net of income tax			(2,581)	497

Total comprehensive loss for the period		￦	(151,573)	(57,137)

Loss per share
Basic loss per share	21	￦	(416)	(161)

Diluted loss per share	21	￦	(416)	(161)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Share capital		Share premium	Reserves	Retained earnings	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	(57,634)	(57,634)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	338	—	338
Remeasurements of the net defined benefit liability, net of tax		—	—	—	159	159

Total other comprehensive income		—	—	338	159	497

Total comprehensive income (loss) for the period	￦	—	—	338	(57,475)	(57,137)

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at March 31, 2013	￦	1,789,079	2,251,113	(555)	5,564,346	9,603,983

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	(148,992)	(148,992)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(375)	—	(375)
Remeasurements of the net defined benefit liability, net of tax		—	—	—	(2,206)	(2,206)

Total other comprehensive loss		—	—	(375)	(2,206)	(2,581)

Total comprehensive loss for the period	￦	—	—	(375)	(151,198)	(151,573)

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at March 31, 2014	￦	1,789,079	2,251,113	(680)	5,571,340	9,610,852

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Loss for the period		￦	148,992	57,634
Adjustments for:
Income tax expense	20		75,305	13,891
Depreciation	11		816,020	989,863
Amortization of intangible assets	11		55,498	66,666
Gain on foreign currency translation			(15,821)	(82,366)
Loss on foreign currency translation			33,222	160,192
Expenses related to defined benefit plans	14		64,836	39,454
Gain on disposal of property, plant and equipment			(7,774)	(2,700)
Loss on disposal of property, plant and equipment			1,135	137
Impairment loss on intangible assets			286	1,157
Finance income			(12,259)	(8,370)
Finance costs			46,943	99,155
Other income			(7,316)	(2,653)
Other expenses			50,247	43,920

			1,100,322	1,318,346

Change in trade accounts and notes receivable			472,750	547,369
Change in other accounts receivable			(15,054)	36,027
Change in other current assets			(99,641)	(77,547)
Change in inventories			(95,179)	(110,798)
Change in other non-current assets			(61,466)	(12,892)
Change in trade accounts and notes payable			(320,674)	(44,546)
Change in other accounts payable			(122,925)	(145,442)
Change in accrued expenses			(38,723)	18,522
Change in other current liabilities			14,879	7,076
Change in other non-current liabilities			3,694	—
Change in provisions			(33,889)	(56,574)
Change in defined benefit liabilities, net			(783)	(1,360)

			(297,011)	159,835

Cash generated from operating activities			654,319	1,420,547
Income taxes paid			10,236	(1,378)
Interests received			4,150	7,021
Interests paid			(36,817)	(44,900)

Net cash provided by operating activities		￦	631,888	1,381,290

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	2014		2013

Cash flows from investing activities:
Dividends received	￦	—	300
Proceeds from withdrawal of deposits in banks		231,176	100,000
Increase in deposits in banks		(400,000)	(530,000)
Acquisition of investments		(4,607)	(121,424)
Proceeds from disposal of investments		3,589	1,116
Acquisition of property, plant and equipment		(287,858)	(966,102)
Proceeds from disposal of property, plant and equipment		39,744	5,453
Acquisition of intangible assets		(57,129)	(48,517)
Government grants received		2,006	956
Acquisition of other non-current financial assets		(311)	(674)
Proceeds from disposal of other non-current financial assets		2,847	10,032

Net cash used in investing activities		(470,543)	(1,548,860)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,111,567	1,888
Repayments of short-term borrowings		(729,045)	(1,888)
Proceeds from long-term debt		—	162,405
Repayments of long-term debt		(503,618)	—
Proceeds from issuance of debentures		—	288,820
Repayments of current portion of long-term debt and debentures		(22,360)	(227,920)

Net cash provided by (used in) financing activities		(143,456)	223,305

Net increase in cash and cash equivalents		17,889	55,735
Cash and cash equivalents at January 1		253,059	1,400,566

Cash and cash equivalents at March 31	￦	270,948	1,456,301

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of March 31, 2014, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2014, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2014, there are 21,597,254 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2013.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on April 22, 2014.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2013, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The Company has applied the amendment to K-IFRS No. 1032, Financial Instruments: Presentation, effective January 1, 2014. The amendment improves application guidance of K-IFRS No.1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. There is no impact of applying this amendment on the condensed separate interim financial statements for the three-month period ended March 31, 2014.

3.	Summary of Significant Accounting Policies, Continued

Amendment to K-IFRS No. 1036, Impairment of Assets

The Company has applied the amendment to K-IFRS No. 1036, Impairment of Assets, effective January 1, 2014. The amendment improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the condensed separate interim financial statements for the three-month period ended March 31, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

5.	Inventories

Inventories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014		December 31, 2013
Finished goods	￦	514,891	487,990
Work-in-process		595,023	570,008
Raw materials		254,253	240,439
Supplies		317,654	288,205

	￦	1,681,821	1,586,642

For the three-month periods ended March 31, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	5,059,797	6,019,364
Including: inventory write-downs		223,155	159,377
Including: reversal and usage of inventory write-downs		(189,312)	(118,903)

6.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2014			December 31, 2013
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell TFT-LCD products	100%	￦	—	100%	￦	—
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		561,635
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		174,157	100%		174,157
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and LCD TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and sell TFT-LCD products	100%		88,488	100%		88,488
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	Manufacture notebook borderless hinge-up	51%		8,594	51%		8,594
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V.	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	1%		92
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*1)	Guangzhou,China	Manufacture and sell TFT-LCD products	56%		367,728	64%		367,728

6.	Investments, Continued

(In millions of won)			March 31, 2014			December 31, 2013
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Unified Innovative Technology, LLC (*2)	Wilmington, U.S.A.	Manage intellectual property	100%		4,283	—		—

				￦	1,470,216		￦	1,465,933

(*1)	In January 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ￦57,961 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%, respectively, as of December 31, 2013 to March 31, 2014.
(*2)	In March 2014, the Company established Unified Innovative Technology, LLC, a wholly owned subsidiary of the Company, founded for the management of intellectual property, with an investment of ￦4,283 million.

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)
			March 31, 2014			December 31, 2013
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	120,184	51%	￦	120,184
Global OLED Technology, LLC	Herndon, U.S.A.	Managing and licensing OLED patents	33%		53,282	33%		53,282
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
LIG ADP Co., Ltd.	Seongnam, South Korea	Develop and manufacture equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No. 16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		19,307	31%		20,939

6.	Investments, Continued

(In millions of won)
			March 31, 2014			December 31, 2013
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		17,516	9%		17,516
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*2)	Suzhou, China	Manufacture LED Packages	—		—	20%		1,830
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd.	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		—

				￦	351,411		￦	354,873

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January and March 2014, the Company received ￦1,035 million and ￦921 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*2)	In March 2014, the Company disposed of investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,633 million and recognized ￦197 million for the difference between the amount received and the carrying amount as finance cost.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2014 and 2013, the Company purchased property, plant and equipment of ￦348,708 million and ￦444,633 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦5,671 million and 4.46%, and ￦2,484 million and 4.81% for the three-month periods ended March 31, 2014 and 2013, respectively. Also, for the three-month periods ended March 31, 2014 and 2013, the Company disposed of property, plant and equipment with carrying amounts of ￦33,105 million and ￦2,890 million, respectively, and recognized ￦7,774 million and ￦1,135 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2014 (gain and loss for the three-month period ended on March 31, 2013: ￦2,700 million and ￦137 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2014 and December 31, 2013, are ￦163,874 million and ￦163,243 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won)
	March 31, 2014		December 31, 2013

Cash and cash equivalents	￦	270,948	253,059
Deposits in banks		1,470,000	1,301,176
Trade accounts and notes receivable, net		2,957,569	3,543,193
Other accounts receivable, net		82,631	59,806
Available-for-sale financial assets		2,846	2,838
Deposits		12,754	15,282
Other non-current financial assets		9,357	8,831

	￦	4,806,105	5,184,185

In addition to the financial assets above, as of March 31, 2014 and December 31, 2013, the Company provides payment guarantees of ￦7,482 million and ￦7,387 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2014 and December 31, 2013 by geographic region was as follows:

(In millions of won)
	March 31, 2014		December 31, 2013

Domestic	￦	290,380	264,703
Euro-zone countries		175,139	286,445
Japan		182,583	116,994
United States		1,034,276	1,236,652
China		808,231	987,746
Taiwan		301,460	422,461
Others		165,500	228,192

	￦	2,957,569	3,543,193

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of March 31, 2014 and December 31, 2013 was as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	2,942,330	(7)	3,551,096	(9,890)
Past due 1-15 days		2,220	(1)	1,650	(4)
Past due 16-30 days		2,315	—	112	(1)
Past due 31-60 days		61	(2)	53	(1)
Past due more than 60 days		20,342	(9,689)	180	(2)

	￦	2,967,268	(9,699)	3,553,091	(9,898)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

(In millions of won)
	2014		2013

Balance at the beginning of the period	￦	9,898	243
(Reversal of) Bad debt expense		(199)	9,655

Balance at the reporting date	￦	9,699	9,898

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	26,720	27,007	27,007	—	—	—	—
Unsecured bank loans		1,093,264	1,113,657	428,794	204,843	260,134	218,761	1,125
Unsecured bond issues		2,635,097	2,851,247	353,115	385,371	1,089,844	1,022,917	—
Trade accounts and notes payables		3,156,029	3,156,029	3,156,029	—	—	—	—
Other accounts payable		1,050,296	1,050,375	1,027,675	22,700	—	—	—
Other non-current liabilities		32,394	33,408	—	—	25,360	8,048	—
Payment guarantee		—	7,482	7,482	—	—	—	—

	￦	7,993,800	8,239,205	5,000,102	612,914	1,375,338	1,249,726	1,125

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2014 and December 31, 2013 is as follows:

(In millions)	March 31, 2014
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	30	1,017	—	1	17
Trade accounts and notes receivable	2,494	7,390	—	—	16
Other accounts receivable	17	24	—	—	—
Long-term other accounts receivable	9	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,937)	(25,953)	—	—	—
Other accounts payable	(97)	(2,884)	(91)	(19)	(1)
Debt	(1,038)	—	—	—	—

Net exposure	(522)	(20,355)	(91)	(18)	32

(In millions)	December 31, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	199	1,927	1	4
Deposits in banks	—	—	—	20
Trade accounts and notes receivable	3,091	6,390	—	19
Other accounts receivable	7	—	—	—
Long-term other accounts receivable	8	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(2,703)	(24,532)	—	—
Other accounts payable	(153)	(3,210)	—	(6)
Debt	(700)	—	—	—

Net exposure	(251)	(19,374)	1	37

9.	Financial Instruments, Continued

Average exchange rates applied for the three-month periods ended March 31, 2014 and 2013 and the exchange rates at March 31, 2014 and December 31, 2013 are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	March 31, 2014		December 31, 2013
USD	￦	1,069.00	1,084.24	￦	1,068.80	1,055.30
JPY		10.39	11.76		10.39	10.05
CNY		175.39	174.21		172.30	174.09
PLN		350.33	344.63		352.27	351.11
EUR		1,465.08	1,431.21		1,469.39	1,456.26

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of March 31, 2014 and December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(21,169)	(21,169)	(10,039)	(10,039)
JPY (5 percent weakening)		(8,013)	(8,013)	(7,377)	(7,377)
CNY (5 percent weakening)		(594)	(594)	—	—
PLN (5 percent weakening)		(240)	(240)	13	13
EUR (5 percent weakening)		1,782	1,782	2,042	2,042

A stronger won against the above currencies as of March 31, 2014 and December 31, 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	1,743,794	1,557,073
Financial liabilities		(2,639,447)	(3,135,500)

	￦	(895,653)	(1,578,427)

Variable rate instruments
Financial liabilities	￦	(1,115,634)	(746,189)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2014 and December 31, 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2014
Variable rate instruments	￦	(5,557)	5,557	(5,557)	5,557

December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets (*)	￦	13,632	13,632	14,119	14,119

Assets carried at amortized cost
Cash and cash equivalents	￦	270,948	270,948	253,059	253,059
Deposits in banks		1,470,000	1,470,000	1,301,176	1,301,176
Trade accounts and notes receivable		2,957,569	2,957,569	3,543,193	3,543,193
Other accounts receivable		82,631	82,631	59,806	59,806
Deposits		12,754	12,754	15,282	15,282
Other non-current financial assets		9,357	9,357	8,831	8,831

	￦	4,803,259	4,803,259	5,181,347	5,181,347

Liabilities carried at amortized cost
Secured bank loans	￦	26,720	26,720	26,383	26,383
Unsecured bank loans		1,093,264	1,093,187	1,220,891	1,245,426
Unsecured bond issues		2,635,097	2,695,100	2,634,415	2,689,697
Trade accounts and notes payable		3,156,029	3,156,029	3,482,120	3,482,120
Other accounts payable		1,050,296	1,049,718	1,011,012	1,011,067
Other non-current liabilities		32,394	31,828	9,850	9,930

	￦	7,993,800	8,052,582	8,384,671	8,464,623

(*)	Investments in equity instruments that do not have a quoted price in an active market, and whose fair value cannot be reliably measured are measured at cost and excluded from the disclosure of fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2014 are as follows:

(In millions of won)
	March 31, 2014	December 31, 2013
Intellectual Discovery Co., Ltd.	2,673	2,673

9.	Financial Instruments, Continued

(iii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	March 31, 2014	December 31, 2013
Debentures, loans and borrowings	2.70%~3.53%	2.81%~3.84%

(iv)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2014
Assets
Available-for-sale financial assets	￦	13,632	—	—	13,632

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,119	—	—	14,119

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	March 31, 2014		December 31, 2013
Total liabilities	￦	10,311,603	10,882,168
Total equity		9,610,852	9,762,425
Cash and deposits in banks (*1)		1,740,948	1,554,235
Borrowings (including bonds)		3,755,081	3,881,689
Total liabilities to equity ratio		107%	111%
Net borrowings to equity ratio (*2)		21%	24%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

(g)	Transfers of financial assets

Details of transferred financial assets as of March 31, 2014 that are not derecognized are as follows:

(In millions of won)	Trade accounts and notes receivable
	Carrying amount		Fair value
Assets	￦	382,522	382,522
Associated liabilities		(382,522)	(382,522)

The transferred financial assets, which are outstanding accounts receivable from the Company’s subsidiaries in relation to the Company’s export sales to its subsidiaries, are not derecognized since the Company bears the obligation to pay the scheduled cash flows of the financial assets to financial institutions unless the financial institutions collect the cash flows from the financial assets due.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Current
Short-term borrowings	￦	382,522	—
Current portion of long-term debt		905,956	886,852

	￦	1,288,478	886,852

Non-current
Won denominated borrowings	￦	6,323	503,968
Foreign currency denominated borrowings		464,928	495,991
Bonds		1,995,352	1,994,878

	￦	2,466,603	2,994,837

(b)	Short-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2014 (%)	March 31, 2014		December 31, 2013
Korea Exchange Bank and others (*)	0.48~0.65	￦	382,522	—

Foreign currency equivalent		USD	358	—

		￦	382,522	—

(*)	The Company accounts for proceeds from sale of accounts receivables, which arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized ￦763 million as interest expense in relation to the above short-term borrowings during the three-month period ended March 31, 2014.

10.	Financial Liabilities

(c)	Long-term debt as of March 31, 2014 and December 31, 2013 is as follows:

(In millions of won, USD)
Lender	Annual interest rate as of March 31, 2014 (%)(*)	March 31, 2014		December 31, 2013

Won denominated long-term debt
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	10,678		11,932
Korea Development Bank and others	—		—		496,632
Less current portion of long-term debt			(4,355)		(4,596)

		￦	6,323		503,968

Long-term debt denominated in currencies other than won
Kookmin Bank and others	3ML+0.90~1.90, 6ML+1.78	￦	726,784		738,710

Foreign currency equivalent		USD	680	USD	700

Less current portion of long-term debt			(261,856)		(242,719)

		￦	464,928		495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(d)	Details of bonds issued and outstanding as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2014 (%)	March 31, 2014		December 31, 2013

Won denominated bonds(*)
Publicly issued bonds	April 2014~ November 2018	2.90~5.89	￦	2,640,000	2,640,000
Less discount on bonds				(4,903)	(5,585)
Less current portion				(639,745)	(639,537)

			￦	1,995,352	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Changes in inventories	￦	(95,179)	(110,798)
Purchases of raw materials, merchandise and others		2,383,626	3,226,824
Depreciation and amortization		871,518	1,056,529
Outsourcing fees		894,018	941,699
Labor costs		643,396	568,780
Supplies and others		210,053	198,970
Utility		177,656	175,073
Fees and commissions		89,836	101,320
Shipping costs		32,194	76,010
Advertising		26,570	16,039
After-sale service expenses		16,610	18,641
Taxes and dues		12,223	11,641
Travel		12,587	10,558
Others		299,056	236,685

	￦	5,574,164	6,527,971

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

Certain expenses for the three-month period ended March 31, 2013 were reclassified to conform to the classification for the three-month period ended March 31, 2014.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Salaries	￦	42,017	38,005
Expenses related to defined benefit plans		8,962	5,368
Other employee benefits		9,694	8,575
Shipping costs		22,090	56,275
Fees and commissions		26,260	41,903
Depreciation		18,914	20,735
Taxes and dues		623	610
Advertising		26,570	16,039
After-sale service		16,610	18,641
Rent		2,229	2,593
Insurance		1,518	1,739
Travel		4,085	3,020
Training		1,799	3,298
Others		6,337	6,977

	￦	187,708	223,778

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Rental income	￦	925	1,083
Foreign currency gain		117,844	280,360
Gain on disposal of property, plant and equipment		7,774	2,700
Commission earned		—	651
Others		7,400	2,689

	￦	133,943	287,483

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Other bad debt expense	￦	569	25
Foreign currency loss		133,723	284,631
Loss on disposal of property, plant and equipment		1,135	137
Impairment loss on intangible assets		286	1,157
Donations		3,319	1,370
Expenses related to legal proceedings or claims and others		33,034	25,335

	￦	172,066	312,655

14.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit plans as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	866,222	807,347
Fair value of plan assets		(480,563)	(488,651)

	￦	385,659	318,696

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current service cost	￦	39,068	37,348
Past service cost		21,990	—
Net interest cost		3,778	2,106

	￦	64,836	39,454

(c)	Plan assets as of March 31, 2014 and December 31, 2013 are as follows

(In millions of won)
	March 31, 2014		December 31, 2013
Guaranteed deposits in banks	￦	480,563	488,651

As of March 31, 2014, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of the net defined benefit liability included in other comprehensive income (loss) for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Remeasurements of the net defined benefit liability	￦	(2,910)	210
Income tax		704	(51)

Remeasurements of the net defined benefit liability, net of income tax	￦	(2,206)	159

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Finance income
Interest income	￦	12,259	8,066
Dividend income		—	300
Foreign currency gain		2,856	10,395

	￦	15,115	18,761

Finance costs

Interest expense	￦	31,216	46,042
Foreign currency loss		10,593	59,638
Loss on early redemption of debt		6,986	—
Loss on impairment of investments		—	122
Loss on disposal of investments		197	—
Loss on sale of trade accounts and notes receivable		—	108

	￦	48,992	105,910

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Net change in fair value of available-for-sale financial assets	￦	(494)	446
Tax effect		119	(108)

Finance income (costs) recognized in other comprehensive income after tax	￦	(375)	338

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,813 million (￦1,938,247 million) and JPY 5,000 million (￦51,937 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2014, accounts and notes receivable amounting to USD 358 million (￦382,522 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of March 31, 2014, no accounts and notes receivable were sold but not past due. In addition, the Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦53,440 million) and USD 23 million (￦24,582 million), in April 2011 and November 2012, respectively. As of March 31, 2014, no accounts and notes receivables sold to Standard Chartered Bank were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2014, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦16,032 million), USD 15 million (￦16,032 million) with China Construction Bank, JPY 1,000 million (￦10,387 million) with Woori Bank, USD 100 million (￦106,880 million) with Bank of China, USD 60 million (￦64,128 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦32,064 million) with Hana Bank, and USD 30 million (￦32,064 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦9,085 million) and EUR 210 million (￦308,572 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦7,482 million) for principals and related interests.

License agreements

As of March 31, 2014, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of March 31, 2014, the Company’s balance of advances received from a customer amount to USD 880 million (￦940,544 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 180 million (￦192,384 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,720 million) from the Export-Import Bank of Korea, the Company provided part of its OLED machinery as pledged assets.

17.	Legal proceedings

(a)	Patent infringements

Industrial Technology Research Institute of Taiwan

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, on June 28, 2013, ITRI appealed the USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the USITC is not statutorily authorized to award damages in Section 337 investigations and the Company and LG Display America, Inc. do not anticipate any assessment of damages by the USITC regardless of the final outcome of the investigation.

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the U.S. District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust investigations and litigations

In January 2010, the Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. To date, the investigation by the Secretariat of Economic Law of Brazil is ongoing. The timing and amount of outflows are uncertain and the outcome depends upon the investigation proceedings.

In December 2011, the Korea Fair Trade Commission (the “KFTC”) imposed a fine of ￦31,378 million after finding that the Company and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In February 2014, the Seoul High Court annulled the fining decision of the KFTC. In March 2014, the KFTC filed an appeal of the Seoul High Court decision with the Supreme Court of Korea. Any future recovery of the previously paid fine will be recognized when it is virtually certain.

17.	Legal proceedings, Continued

In the United States, direct purchaser class plaintiffs, indirect purchaser class plaintiffs, and several state attorneys general and individual plaintiffs filed complaints against the Company and other TFT-LCD panel manufacturers alleging violation of the U.S. antitrust laws and related state laws. The Company is currently defending actions brought by Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia have been stayed. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Company continues its vigorous defense of the various pending proceedings described above management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of March 31, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to March 31, 2014.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of March 31, 2014 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 6.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of March 31, 2014 and December 31, 2013 are as follows:

Classification	March 31, 2014	December 31, 2013
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hi Entech Co., Ltd	Hiplaza Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	LG Electronics Reynosa S.A. DE C.V.	LG Innotek (Guangzhou) Co., Ltd.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Alabama Inc.	LG Electronics (Hangzhou) Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
Hi Entech Co., Ltd

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term benefits	￦	445	791
Expenses related to the defined benefit plan		69	687

	￦	514	1,478

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	1,775,167	3	—	—	—
LG Display Japan Co., Ltd.		388,124	—	—	—	8
LG Display Germany GmbH		704,642	—	—	—	2,859
LG Display Taiwan Co., Ltd.		516,002	—	—	—	44
LG Display Nanjing Co., Ltd.		668	5	—	95,158	—
LG Display Shanghai Co., Ltd.		708,104	—	—	—	56
LG Display Poland Sp. z o.o.		178	37	—	19,119	—

19.	Related Parties, Continued

(In millions of won)	2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Display Guangzhou Co., Ltd.	￦	2,189	4,243	—	485,517	1,419
LG Display Shenzhen Co., Ltd.		329,428	—	—	—	4
LG Display Yantai Co., Ltd.		9,315	1,459	—	97,560	865
LG Display (China) Co., Ltd.		30,926	—	—	—	—
LUCOM Display Technology (Kunshan) Limited		505	—	—	4,802	—
LG Display U.S.A., Inc.		25,256	—	—	—	—
LG Display Singapore Pte. Ltd.		301,920	—	—	—	—
L&T Display Technology (Fujian) Limited		117,149	1	—	—	—
Nanumnuri Co., Ltd.		—	—	—	—	2,035

	￦	4,909,573	5,748	—	702,156	7,290

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	54,820	—	—	28,420	—

Associates and their subsidiaries
New Optics Ltd.	￦	—	11,673	—	2,406	651
LIG ADP Co., Ltd.		—	273	5,623	—	7
TLI Inc.		—	15,010	—	—	627
AVACO Co., Ltd.		41	270	17,396	—	344
AVATEC Co., Ltd.		—	14	—	14,160	43
Paju Electric Glass Co., Ltd.		—	178,867	—	—	1,077
Narenanotech Corporation		—	46	912	—	757

19.	Related Parties, Continued

(In millions of won)	2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Glonix Co., Ltd.	￦	—	4,402	—	—	114
ADP System Co., Ltd.		—	180	208	—	29
YAS Co., Ltd.		—	404	2,009	—	28

	￦	41	211,139	26,148	16,566	3,677

Entity that has significant influence over the Company
LG Electronics Inc.	￦	323,644	6,830	38,843	—	5,766

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	18,714	—	—	—	—
LG Electronics Vietnam Co., Ltd.		9,670	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,639	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	7,339
LG Innotek Co., Ltd.		733	115,237	—	—	508
LG Hitachi Water Solutions Co., Ltd.		—	—	10,301	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		26,000	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	6,131
Others		5,485	804	—	—	543

	￦	73,251	116,041	10,301	—	14,521

	￦	5,361,329	339,758	75,292	747,142	31,254

19.	Related Parties, Continued

(In millions of won)	2013
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	2,214,594	2	—	—	2
LG Display Japan Co., Ltd.		376,691	—	—	—	3
LG Display Germany GmbH		934,429	2	—	—	8,375
LG Display Taiwan Co., Ltd.		497,467	2	—	—	144
LG Display Nanjing Co., Ltd.		1,185	13	—	124,498	—
LG Display Shanghai Co., Ltd.		718,249	—	—	—	74
LG Display Poland Sp. z o.o.		547	31	—	21,748	—
LG Display Guangzhou Co., Ltd.		—	2,960	—	630,425	332
LG Display Shenzhen Co., Ltd.		468,109	—	—	—	1
LG Display Yantai Co., Ltd.		4,601	659	—	123,831	271
LUCOM Display Technology (Kunshan) Limited		13,657	—	—	—	—
LG Display U.S.A., Inc.		27,481	50	—	—	—
LG Display Singapore Pte. Ltd.		324,566	—	—	—	—
L&T Display Technology (Fujian) Limited		95,429	3	—	—	—
Nanumnuri Co., Ltd.		—	—	—	—	879

	￦	5,677,005	3,722	—	900,502	10,081

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	100,571	—	—	27,726	—

19.	Related Parties, Continued

(In millions of won)	2013
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	39,832	—	1,118	315
LIG ADP Co., Ltd.		—	191	1,979	—	162
TLI Inc.		—	13,794	—	—	2
AVACO Co., Ltd.		—	219	6,283	—	1,456
AVATEC Co., Ltd.		—	—	—	11,510	104
Paju Electric Glass Co., Ltd.		—	199,095	—	—	880
Narenanotech Corporation		300	159	2,266	—	222
Glonix Co., Ltd.		—	754	—	—	85
ADP System Co., Ltd.		—	233	92	—	121
YAS Co., Ltd.		—	943	27,903	—	32

	￦	300	255,220	38,523	12,628	3,379

Entity that has significant influence over the Company
LG Electronics Inc.	￦	337,989	13,774	17,726	—	4,010

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	24,219	—	—	—	—
LG Electronics Vietnam Co., Ltd.		13,504	—	—	—	—
LG Electronics Thailand Co., Ltd.		23,223	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	2013
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi Business Logistics Co., Ltd.	￦	10	—	—	—	6,733
LG Innotek Co., Ltd.		1,961	121,170	—	—	481
Others		8,383	7,117	—	—	1,583

	￦	71,300	128,287	—	—	8,797

	￦	6,187,165	401,003	56,249	940,856	26,267

Related parties’ transaction amounts for the three-month period ended March 31, 2013 were represented to conform to the classification for the three-month period ended March 31, 2014.

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2014		December 31, 2013	March 31, 2014	December 31, 2013
Subsidiaries
LG Display America, Inc.	￦	1,002,415	1,211,404	3	1
LG Display Japan Co., Ltd.		183,282	117,041	8	4
LG Display Germany GmbH		177,128	285,711	2,705	861
LG Display Taiwan Co., Ltd.		301,279	421,799	19	18,960
LG Display Nanjing Co., Ltd.		409	439	44,372	57,614
LG Display Shanghai Co., Ltd.		473,218	401,209	22	14
LG Display Poland Sp. z o.o.		148	197	13,207	12,426
LG Display Guangzhou Co., Ltd.		1,617	620	457,392	754,373
LG Display Shenzhen Co., Ltd.		131,883	340,174	2	5
LG Display Yantai Co., Ltd.		269	614	195,963	120,468
LG Display (China) Co., Ltd.		8,298	—	—	—
LUCOM Display Technology (Kunshan) Limited		398	41	5,499	4,889
LG Display U.S.A., Inc.		25,400	15,154	—	—
LG Display Singapore Pte. Ltd.		53,151	117,513	—	—
L&T Display Technology (Xiamen) Limited		20,323	20,066	—	—
L&T Display Technology (Fujian) Limited		76,285	79,701	174,207	198,968
Nanumnuri Co., Ltd.		—	—	635	806

	￦	2,455,503	3,011,683	894,034	1,169,389

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2014		December 31, 2013	March 31, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	64,869	66,855	53,241	104,119

Associates and their subsidiaries
New Optics Ltd.	￦	25	—	16,329	8,998
LIG ADP Co., Ltd.		—	—	6,489	1,649
TLI Inc.		—	—	16,312	10,418
AVACO Co., Ltd.		—	—	20,118	15,291
AVATEC Co., Ltd.		—	—	4,673	10,041
Paju Electric Glass Co., Ltd.		—	—	118,545	108,379
Narenanotech Corporation		—	—	1,886	1,766
Glonix Co., Ltd.		—	—	1,969	1,987
ADP System Co., Ltd.		—	—	459	1,410
YAS Co., Ltd.		—	—	2,685	17,156

	￦	25	—	189,465	177,095

Entity that has significant influence over the Company
LG Electronics Inc.	￦	270,228	239,504	73,663	74,085

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2014		December 31, 2013	March 31, 2014	December 31, 2013
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	11,415	7,414	—	—
LG Electronics Vietnam Co., Ltd.		7,815	8,827	—	—
LG Electronics Thailand Co., Ltd.		10,842	10,141	—	—
LG Innotek Co., Ltd.		2	3	129,843	84,727
LG Hitachi Water Solutions Co., Ltd.		—	—	11,966	—
Qingdao LG Inspur Digital Communication Co., Ltd.		26,000	22,948	—	—
Hi Entech Co., Ltd.		—	—	5,183	—
Others		4,877	975	3,551	7,068

	￦	60,951	50,308	150,543	91,795

	￦	2,851,576	3,368,350	1,360,946	1,616,483

20.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current tax expense (benefit)	￦	(10,158)	400
Deferred tax expense		85,463	13,491

Income tax expense	￦	75,305	13,891

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2014 and December 31, 2013 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March 31, 2014		December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Other accounts receivable, net	￦	—	—	(474)	(2,476)	(474)	(2,476)
Inventories, net		18,441	17,500	—	—	18,441	17,500
Available-for-sale financial assets		217	98	—	—	217	98
Defined benefit liabilities, net		89,891	72,709	—	—	89,891	72,709
Accrued expenses		80,719	81,193	—	—	80,719	81,193
Property, plant and equipment		106,756	102,651	—	—	106,756	102,651
Intangible assets		—	—	(1,002)	(1,207)	(1,002)	(1,207)
Provisions		10,688	11,460	—	—	10,688	11,460
Gain or loss on foreign currency translation, net		295	282	(953)	(957)	(658)	(675)
Others		5,370	5,908	—	—	5,370	5,908
Tax losses carryforwards		110,972	110,550	—	—	110,972	110,550
Tax credit carryforwards		430,440	538,289	—	—	430,440	538,289

Deferred tax assets (liabilities)	￦	853,789	940,640	(2,429)	(4,640)	851,360	936,000

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2014.

20.	Income Taxes, Continued

Income tax expense for the three-month period ended March 31, 2014 includes the effects of the increase in the minimum tax rate from 16% to 17% when measuring the amount of tax credit related deferred tax assets, and the effects of municipal corporate income tax rule amendments on certain deferred tax assets, both of which became effective January 1, 2014.

21.	Loss per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In won and No. of shares)	2014		2013

Loss for the period	￦	148,992,346,597	57,634,310,418
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Loss per share	￦	416	161

There were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share from January 1, 2013 to March 31, 2014.

(b)	Diluted loss per share are not calculated since there was no potential common stock for the three-month periods ended March 31, 2014 and 2013.

22.	Subsequent event

The Company publicly issued the following debentures after March 31, 2014:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
April 8, 2014	April 8, 2017	3.14%	￦	180,000
April 8, 2014	April 8, 2019	3.45%		120,000

			￦	300,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 16, 2014	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Vice President / IR Division